                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                            -------------------------
                                 (CUSIP Number)

                           MR. RAYMOND D. SCHOENBAUM
                             1640 POWERS FERRY ROAD
                            BUILDING TWO, SUITE 100
                          MARIETTA, GEORGIA 30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            MR. JOHN D. CAPERS, JR.
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA  30303-1763

                                  JULY 17, 1997
                                ----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          BETTY J. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         2,703,388
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER         691,092
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER    691,092

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,394,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 9 Pages
                            Exhibit Index on Page 8

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          RAYMOND D. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         272,311
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER       235,750
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    272,311
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER  235,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         508,061

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 9 Pages
                            Exhibit Index on Page 8

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM CORPORATION
          88-0354486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 9 Pages
                            Exhibit Index on Page 8

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM VENTURES L.P.
          88-0328974

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 9 Pages
                            Exhibit Index on Page 8

ITEM 4.   PURPOSE OF TRANSACTION.

        On July 3, 1997, Raymond D. Schoenbaum and Betty J. Schoenbaum (the "Shoney's Shareholders' Committee") filed definitive solicitation materials (the "Agent Designation Materials") with the Securities and Exchange Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934 relating to a solicitation of agent designations to authorize the designated agent to
(i) call and demand a special meeting of the shareholders of Shoney's, Inc. (the "Issuer"), (ii) set the place, date and time of the special meeting and (iii) exercise all rights of the shareholders giving their authorization to the designated agents incidental to calling and convening the special meeting and causing the purposes of the authority expressly granted pursuant to the agent designation to be carried into effect. The Shoney's Shareholders' Committee is seeking the call of a special meeting of the shareholders of the Issuer to act on proposals that would result in the removal of all of the members of the current board of directors of the Issuer and replace them with the nominees of the Shoney's Shareholders' Committee. The Shoney's Shareholders' Committee mailed the definitive Agent Designation Materials to the shareholders of the Issuer on July 3,1997. On July 16, 1997, Raymond D. Schoenbaum delivered agent designation cards to the Issuer on behalf of shareholders representing over 39% of the Issuer's outstanding common stock for the purpose of calling for and demanding a special meeting of the Issuer's shareholders and called for and demanded a special meeting of the shareholders of the Issuer to be held on Tuesday, August 19, 1997, or on such date as set by the board of directors of the Issuer if it is determined to have the authority to do so, for the purposes stated in the Agent Designation Materials.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1.   Joint Filing Agreement (Pursuant to Rule 13d-1(f))

2. Letter to Raymond D. Schoenbaum from the Board of Directors of the Issuer dated June 26, 1997


                              Page 6 of 9 Pages
                            Exhibit Index on Page 8

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 17, 1997

                                               *
                                    --------------------------
                                    Betty J. Schoenbaum

                                    /s/ Raymond D. Schoenbaum
                                    --------------------------
                                    Raymond D. Schoenbaum


                                    Schoenbaum Corporation


                                       By:        *
                                       --------------------------
                                           Betty J.Schoenbaum,
                                           President


                                    Schoenbaum Ventures L.P.

                                       By: Schoenbaum Corporation,
                                           General Partner


                                       By:        *
                                       --------------------------
                                           Betty J. Schoenbaum,
                                           President


* By:/s/Raymond D. Schoenbaum
     -----------------------------------
     Raymond D. Schoenbaum, pursuant to
     the Joint Filing Agreement dated
     April 25, 1997

                               Page 7 of 9 Pages
                            Exhibit Index on Page 8

                                 EXHIBIT INDEX
                                 -------------


     Exhibit                        Description
     -------                        -----------

      1.                Joint Filing Agreement (Pursuant to Rule 13d-1(f))

      2. Letter to Raymond D. Schoenbaum from the Board of Directors of Shoney's, Inc. dated June 26, 1997

                               Page 8 of 9 Pages
                            Exhibit Index on Page 8